FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2001


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED]

For the transition period from .................... to ....................

                        Commission file number: (1-13888)

            ---------------------------------------------------------

                            UCAR CARBON SAVINGS PLAN
                            (Full title of the plan)

            ---------------------------------------------------------





                           GRAFTECH INTERNATIONAL LTD.
                           ---------------------------
          (Name of issuer of the securities held pursuant to the plan)


    BRANDYWINE WEST, 1521 CONCORD PIKE, SUITE 301, WILMINGTON, DELAWARE 19803
    -------------------------------------------------------------------------
                     (Address of principal executive office)




                            UCAR CARBON SAVINGS PLAN

                                TABLE OF CONTENTS


FINANCIAL STATEMENTS:
--------------------

     Statements of Net Assets Available for Plan Benefits
         at December 31, 2000 and 2001...............................................................      Page 3

     Statements of Changes in Net Assets Available for Plan Benefits
         for the Years Ended December 31, 2000 and 2001..............................................      Page 4

     Notes to Financial Statements...................................................................      Page 5


SUPPLEMENTAL SCHEDULE:
---------------------

     Schedule of Assets Held at End of Year .........................................................      Page 13


INDEPENDENT AUDITORS' REPORT.........................................................................      Page 14
----------------------------

INDEPENDENT AUDITORS' CONSENT........................................................................      Page 15
-----------------------------














Note: Other supplemental schedules not included have been omitted, as they are not applicable.




                            UCAR CARBON SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                          AT DECEMBER 31,
                                                                                          ---------------
                                                                                    2000                  2001
                                                                                    ----                  ----
ASSETS:
Investments, at fair value
    Registered investment companies:
       Vanguard Retirement Savings Trust (UCAR Stable Value Fund)............    $27,208,987           $46,487,525
       Vanguard 500 Index Fund...............................................     16,648,223            14,815,097
       Vanguard PRIMECAP Fund................................................     12,982,925            10,924,758
       Vanguard Value Index Fund.............................................      9,402,877             8,256,995
       Vanguard LifeStrategy Conservative Growth Fund........................      4,088,605             3,960,477
       Vanguard LifeStrategy Growth Fund.....................................      3,459,351             2,796,284
       Vanguard LifeStrategy Moderate Growth Fund............................      2,153,081             1,882,496
       Janus Overseas Fund...................................................      2,438,021             1,862,997
       UAM:ICM Small Company Portfolio.......................................      1,242,931             1,650,295
       Vanguard LifeStrategy Income Fund.....................................        697,676               686,736
       Vanguard Prime Money Market Fund (UCAR Stable Value Fund).............      4,330,263                     -
                                                                                ------------          ------------
                                                                                  84,652,940            93,323,660

    GrafTech International Ltd. Common Stock Fund............................      8,075,903             7,005,105
    GrafTech International Ltd. Discounted Common Stock Fund.................      1,255,474             1,595,210
    Union Carbide Corp. Common Stock Fund....................................      1,951,684                     -
    Praxair Inc. Common Stock Fund...........................................      1,701,772                     -
    Participant loans receivable.............................................      3,246,048             2,686,567
    Other receivables........................................................              -                32,245
                                                                                ------------          ------------
                        Total investments, at fair value.....................    100,883,821           104,642,787

Investments, at contract value
    Contracts with insurance companies (UCAR Stable Value Fund)..............     14,364,893             6,452,174
                                                                                ------------          ------------

           Net assets available for plan benefits............................   $115,248,714          $111,094,961
                                                                                ============          ============














                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.



                            UCAR CARBON SAVINGS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                                 --------------------------------
                                                                                    2000                2001
                                                                                    ----                ----

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Contributions:
         Participants                                                           $5,092,834            $4,406,454
         Employer                                                                1,743,841             1,605,238
                                                                               -----------          ------------

              Total contributions                                                6,836,675             6,011,692
                                                                               -----------          ------------

     Investment income (loss):
         Interest and dividend income, investments                               2,455,563             1,304,080
         Interest income, participant loans                                        269,851               249,609
         Net depreciation in fair value of investments                          (7,319,982)           (2,472,407)
                                                                               -----------          ------------

              Net investment loss                                               (4,594,568)             (918,718)
                                                                               -----------          ------------


              Total additions                                                    2,242,107             5,092,974
                                                                               -----------          ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Distributions to participants                                              12,559,054             9,236,727
     Other deductions                                                                6,704                10,000
                                                                               -----------          ------------

              Total deductions                                                  12,565,758             9,246,727
                                                                               -----------          ------------

              Net decrease for the year                                        (10,323,651)           (4,153,753)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     Beginning of year                                                         125,572,365           115,248,714
                                                                               -----------          ------------

     End of year                                                              $115,248,714          $111,094,961
                                                                              ============          ============













                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                            UCAR CARBON SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001


(1)    COMPANY AND PLAN STRUCTURE

       We use the following terms to identify various companies and plans.

       GrafTech International Ltd. is the public parent company and the issuer of the publicly traded common stock held within the UCAR Carbon Savings Plan. Prior to May 7, 2002, GrafTech International Ltd. was named UCAR International Inc.

       UCAR Carbon Company Inc. is a wholly owned subsidiary of GrafTech International Ltd. through which we conduct most of our United States operations.

       UCAR Carbon Savings Plan is a savings program for the exclusive benefit of UCAR Carbon Company Inc.'s eligible employees and their beneficiaries of any company or other entity adopting the UCAR Carbon Savings Plan.

(2)    DESCRIPTION OF THE PLAN

       The following brief description of the UCAR Carbon Savings Plan (herein referred to as the "Plan") is provided for general information only. Participants should refer to the Plan document for more complete description of the Plan's provisions.

       GENERAL
       -------

       The Plan is a defined contribution plan consisting of several separate investment options as described below.

       ADMINISTRATION
       --------------

       The Plan is administered by the Savings Plan Administrative Committee.

       PARTICIPATION
       -------------

       The Plan is available to all regular employees of UCAR Carbon Company Inc. and participating affiliate companies (collectively, the "Company").

       CONTRIBUTIONS
       -------------

       Participating employees can contribute 1% to 7.5% of their compensation into the Plan as basic contributions. An additional 0.5% to 10% of employee compensation may be contributed as supplemental contributions. Employee contributions are subject to applicable Internal Revenue Code limitations.

       The Company contributes on behalf of each participating employee an amount equal to 50% of the employee's basic contributions.

       VESTING AND DISTRIBUTIONS
       -------------------------

       Participants are immediately vested in 100% of their account balance (including employer contributions plus actual earnings thereon).

       Withdrawals from the Plan can be made for financial hardship, after age 59 1/2, retirement or other termination of employment or may be deferred under the terms of the Plan. Other savings plan withdrawals are subject to conditions stated in the Plan.

       PARTICIPANT ACCOUNTS
       --------------------

       Participants' accounts are credited with participant contributions, contributions from the Company and an allocation of investment income from the Plan. The allocations of investment income are based upon participants' account balances.

       PARTICIPANT LOANS
       -----------------

       The Plan permits participants to borrow money from their accounts. A minimum account balance of $2,000 is required to qualify for a loan. The minimum loan is $1,000 and the maximum loan is 50% of a participants' account balance up to a maximum loan of $50,000. Participants are required to repay the loan plus a fixed interest rate based on current lending rates. Interest is added to the participant's account.

       TRUSTEE AND RECORDKEEPER
       ------------------------

       The Plan's trustee is Vanguard Fiduciary Trust Company and the Plan's recordkeeper is The Vanguard Group.

       INVESTMENT OPTIONS
       ------------------

       During the plan year ending December 31, 2000 and 2001, participants were able to allocate their basic and supplemental contributions in one-percentage point increments in any or all of the following investment options:

              VANGUARD 500 INDEX FUND: Seeks to provide long-term growth of capital and income from dividends by holding all 500 stocks that make up the Standard & Poor's 500 Index in proportion to their weighting in the index. The fund attempts to track the performance of the index, a widely recognized benchmark of United States stock market performance.

              VANGUARD PRIMECAP FUND: Seeks to provide long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams. The fund may also invest in companies with below-average earnings but bright prospects for earnings growth.

                            UCAR CARBON SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001


              VANGUARD LIFESTRATEGY CONSERVATIVE GROWTH FUND: Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. This gives the fund exposure to a broadly diversified group of United States and foreign stocks and various types of bonds. The fund's asset allocation ranges were expected to be 25%-50% stocks, 30%-55% bonds, and 20%-45% short-term investments as of December 31, 2000 and 2001.

              VANGUARD LIFESTRATEGY GROWTH FUND: Seeks to provide long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. This gives the fund exposure to a broadly diversified group of United States and foreign stocks and various types of bonds. The fund's asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% short-term investments as of December 2000 and 2001.

              VANGUARD LIFESTRATEGY MODERATE GROWTH FUND: Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. This gives the fund exposure to a broadly diversified group of United States and foreign stocks and various types of bonds. The fund's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% short-term investments as of December 2000 and 2001.

              UAM: ICM SMALL COMPANY PORTFOLIO: Seeks to provide maximum, long-term total return, consistent with reasonable risk to principal, by investing primarily in common stocks of smaller companies in terms of revenues, assets and market capitalization. The fund invests primarily in common stocks of companies that have market capitalizations within the market capitalization range of the Russell 2000 Index at the time of purchase. Typically, the fund invests in companies that have an above-average return on equity, are financially strong, and yet are selling at a price-to-earnings ratio lower than that of most stocks represented in the Standard and Poor's 500 Index.

              VANGUARD LIFESTRATEGY INCOME FUND: Seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. This gives the fund exposure to a broadly diversified group of United States stocks and various types of bonds. The funds asset allocation ranges are expected to be 5%-30% stocks, 50%-75%bonds, and 20%-45% short-term investments as of December 2000 and 2001.

              GRAFTECH COMMON STOCK FUND (FORMERLY UCAR COMMON STOCK FUND) and GRAFTECH DISCOUNTED COMMON STOCK FUND (FORMERLY UCAR DISCOUNTED COMMON STOCK FUND): Seek to provide the possibility for long-term growth through increases in the value of the common stock of GrafTech International Ltd. (herein referred to as
              "GrafTech Stock"). The GrafTech Discounted Common Stock Fund purchases GrafTech Stock at 90% of the market price. Because the stock is discounted, certain restrictions apply.


              The restrictions include the following:

                o Only employee contributions up to 6% and the Company's matching contribution may be used to invest in this fund,
                o Any units purchased must remain in the fund for at least twelve months,
                o Supplemental deposits or loan repayments may not be invested in this fund.

              GrafTech Stock is publicly traded on the New York Stock Exchange and had a closing price of $9.75 per share at December 31, 2000 and $10.70 at December 31, 2001. At June 25, 2002, the closing price of GrafTech Stock was $11.91.

              UCAR STABLE VALUE FUND: Seeks to maintain the value of initial investment while providing a high level of income. This fund invests in the Vanguard Retirement Savings Trust and in fixed income contracts with highly rated insurance companies. As these contracts expire and as new money is invested, the money is invested in the Vanguard Retirement Savings Trust, and in 2000, the Vanguard Prime Money Market Fund. The Vanguard Retirement Savings Trust invests primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments. The Vanguard Prime Money Market Fund invests in short-term, high quality money market instruments issued by financial institutions, non-financial corporations, the U.S. Government and Federal Agencies.
              (See Note 9.)

       During the plan year ending December 31, 2000, the Plan replaced two of its existing funds, the Vanguard Windsor II Fund and the Vanguard International Growth Fund, with two new funds, the Vanguard Value Index Fund and the Janus Overseas Fund. Details relating to these funds are as follows:

              VANGUARD WINDSOR II FUND: Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

              VANGUARD INTERNATIONAL GROWTH FUND: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

              VANGUARD VALUE INDEX FUND: Seeks to provide long-term growth of capital and income from dividends by holding all the stocks in the Standard and Poor's 500/BARRA Value Index in approximately the same proportions as those stocks are represented in the index. The index is a subset of the Standard and Poor's 500 Index, covering stocks that share certain characteristics, including having prices that are below average in comparison to their net worth, or book value.

              JANUS OVERSEAS FUND: Seeks to provide long-term growth of capital through investments in a diversified portfolio of foreign companies. The fund invests, under normal circumstances, at least 80% of its net assets in securities of issuers from countries outside the United States. The fund normally invests in securities of issuers from at least five different countries, excluding the United States. Although the fund intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in United States issuers and it may at times invest all of its assets in fewer than five countries or even a single country.

       In addition to the preceding funds, two other funds from earlier plans existed until February 5, 2001. The Union Carbide Corporation Common Stock Fund and the Praxair Incorporated Common Stock Fund were discontinued effective February 5, 2001, and the proceeds from sale of those funds were invested in the UCAR Stable Value Fund. Until February 5, 2001, participants could not invest their contributions in these funds or make transfers into these funds. Transfers out of these funds were still allowed. These funds sought to provide the potential for long-term growth through increases in the value of the common stock and income from dividends of Union Carbide Corporation and Praxair Incorporated. Dividends from both the Union Carbide Corporation Common Stock Fund and the Praxair Incorporated
       Common Stock Fund were automatically reinvested in the UCAR Stable
       Value Fund.

 (3)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       -------------------

       The financial statements of the Plan are prepared under the accrual method of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION
       -------------------------------------------

       Investments are reported at market value, based upon quoted market prices, except for the contracts with insurance companies within the UCAR Stable Value Fund. These contracts with insurance companies are carried at contract value since they are fully benefit-responsive. (See Note 9.) Unrealized appreciation or depreciation of investments carried at market value is recognized currently in the financial statements. Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       PAYMENT OF BENEFITS
       -------------------

       Benefits are recorded when paid.

       USE OF ESTIMATES
       ----------------

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

       ACCOUNTING PRONOUNCEMENTS
       -------------------------

       In June 1998, the Financial Accounting Standard Board issued
       Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES which was amended by SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, as amended, was adopted by the Plan on January 1, 2001 and did not have a material effect on the Plan's statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

(4)    FEDERAL INCOME TAXES

       On December 7, 1995, the Plan secured a favorable determination as a qualified plan under Section 401(a) of the Internal Revenue Code (IRC), and that the trust created under the Plan is exempt from Federal income tax under Section 501(a) of the IRC. This determination letter was applicable for amendments adopted on March 17, 1995. The Plan has been amended since March 17, 1995. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(5)    PLAN EXPENSES

       All costs and expenses, including transfer taxes and brokerage commissions incurred in connection with the sale of stock of Union Carbide Corp. or Praxair Inc. are deducted from the proceeds of such sale. Similar costs and expenses incurred in connection with the sale or purchase of stock in the GrafTech International Ltd. Common Stock Fund or GrafTech International Ltd. Discounted Common Stock Fund are charged to the applicable fund. For the years ended December 31, 2000 and 2001, the Company paid all costs of administration and bore the expenses of collecting and distributing amounts from and to the participants and of keeping the records of the Plan, except for certain loan origination fees and annual loan maintenance fees bore by the participants.

(6)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company reserves the right to amend, modify, suspend or terminate the Plan. In the event of Plan termination, participants would receive the full value of their accounts.

(7)    RELATED PARTY TRANSACTIONS

       The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

 (8)   INVESTMENTS OF 5% OR MORE

       Investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 2001 are as follows:

                                                                                         AT DECEMBER 31,
                                                                                        ----------------
                                                                                      2000                  2001
                                                                                      ----                  ----
       Vanguard Retirement Savings Trust (UCAR Stable Value Fund)............      $27,208,987          $46,487,525
       Vanguard 500 Index Fund...............................................       16,648,223           14,815,097
       Vanguard PRIMECAP Fund................................................       12,982,925           10,924,758
       Vanguard Value Index Fund.............................................        9,402,877            8,256,995
       GrafTech International Ltd. Common Stock Fund.........................        8,075,903            7,005,105
       Contracts with insurance companies (UCAR Stable Value Fund)...........       14,364,893            6,452,174

       During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,472,407 as follows:

          Mutual funds             $(4,059,785)
          Common Stock funds         1,587,378
                                   -----------
                                   $(2,472,407)
                                   ===========

(9) INVESTMENT CONTRACTS WITH INSURANCE COMPANIES WITHIN THE UCAR STABLE VALUE FUND

       The following is a summary of investments in contracts with insurance companies at contract value within the UCAR Stable Value Fund at December 31, 2000 and 2001. Contract value represents original deposits under the contract credited with actual earnings and charged for expenses and withdrawals. There are no reserves against contract value for credit risk of the contract issues or otherwise. Contract value approximates fair value.

                                                                                          AT DECEMBER 31,
                                                                                         ----------------
                                                                                      2000                  2001
                                                                                      ----                  ----
       John Hancock:
           Contract No. GIC 8910, 6.95%, due 09/30/02........................         3,455,369           2,268,707
       Combined Insurance Company of America:
           Contract No. CG 1061, 6.45%, due 3/31/02..........................         1,866,574           1,828,956
       Sunamerica Life Insurance Co.:
           Contract No. 4677, 6.56%, due 3/31/02.............................         1,804,094           1,441,674
           Contract No. 4714, 7.12%, due 9/30/02.............................         1,381,206             912,837
       Transamerica Life Insurance:
           Contract No. 51291-000, 6.23%, due 10/01/01.......................         1,781,805                   -
       People Security Life:
           Contract No. BDA 00625FR, 6.94%, due 10/01/01.....................         1,390,115                   -
           Contract No. BDA 00614FR, 6.83%, due 10/01/01.....................         1,381,206                   -
       Allstate Life Insurance Company:
           Contract No. GA 5618, 7.22%, due 10/01/01.........................           794,052                   -
       Metropolitan Life Insurance Company:
           Contract No. 13919, 7.84%, due 3/31/01............................           510,472                   -
                                                                                 --------------    ----------------

         Total contracts with insurance companies............................   $    14,364,893    $      6,452,174
                                                                                ===============    ================

       The crediting interest rates, shown above, are determined at the inception of the contracts. The average yield for contracts with investment companies was 6.8% and 6.7% for the years ended December 31, 2000 and 2001, respectively.

       At December 31, 2000, the remainder of the UCAR Stable Value Fund was invested in the Vanguard Retirement Savings Trust and the Vanguard Prime Money Market Fund. The amounts in the Vanguard Retirement Savings Trust and the Vanguard Prime Money Market Fund were $27,208,987 and $4,330,263 respectively. The Plan owned 26,845,246 and 4,330,263 shares, respectively, of the Vanguard Retirement Savings Trust and the Vanguard Prime Money Market Fund at December 31, 2000.

       At December 31, 2001, the remainder of the UCAR Stable Value Fund is invested in the Vanguard Retirement Savings Trust. The amount in the Vanguard Retirement Savings Trust is $46,487,525. The plan owns 46,547,959 shares at December 31, 2001. As the above contracts with insurance companies expire and new monies are received, the funds are invested in the Vanguard Retirement Savings Trust.

(10)   SUBSEQUENT EVENTS

       Effective May 7, 2002, UCAR International Inc. officially changed its corporate name to GrafTech International Ltd. All references to the former common stock of UCAR International Inc. are now referred to as the common stock of GrafTech International Ltd.

       Effective January 1, 2002, the Plan made several significant changes. Effective January 1, 2002, participating employees can contribute 1% to 5% of their compensation into the Plan as basic contributions. An additional 0.5% to 50% of employee compensation may be contributed as supplemental contributions. Employee contributions are still subject to applicable Internal Revenue Code limitations.

       Also effective January 1, 2002, the amount of the Company contribution changed to 100% of the basic contribution up to 3% of employee compensation and 50% of the basic contribution up to another 2% of employee compensation. Also, eligible employees older than 50 years of age will be able to save an additional $1,000 in before-tax savings under the plan revision effective January 1, 2002.

       For investment purposes, eligible employees are limited to investing up to 6% of compensation in the GrafTech Common Discounted Stock Fund.

       Another significant revision to the Plan is the inclusion of the Employer Retirement Contribution for certain employees of the Company. Effective January 1, 2002, the Company will make an Employer Retirement Contribution on behalf of eligible participants in the amount of 2.5% of compensation up to the Social Security Taxable Wage Base for the Plan Year and 5% of compensation for amounts in excess of the Social Security Taxable Wage Base. Participants will become fully vested in the Employer Retirement Contribution upon the earlier of completion of at least 5 years of service or attainment of a normal retirement date.

                                     *****


                            UCAR CARBON SAVINGS PLAN

                     SCHEDULE OF ASSETS HELD AT END OF YEAR

                                DECEMBER 31, 2001
                                -----------------


                                                                                        MARKET
                                   DESCRIPTION                                          VALUE
--------------------------------------------------------------------------------    --------------

* Vanguard Retirement Savings Trust (UCAR Stable Value Fund)
       46,547,959 shares.....................................................   $   46,487,525
* Vanguard 500 Index Fund, 139,910 shares....................................       14,815,097
* Vanguard PRIMECAP Fund, 212,049 shares.....................................       10,924,758
* Vanguard Value Index Fund, 436,878 shares..................................        8,256,995
* Vanguard LifeStrategy Conservative Growth Fund, 281,684 shares.............        3,960,477
* Vanguard LifeStrategy Growth Fund, 160,429 shares..........................        2,796,284
* Vanguard LifeStrategy Moderate Growth Fund, 118,173 shares.................        1,882,496
* Janus Overseas Fund, 91,773 shares.........................................        1,862,997
* UAM: ICM Small Company Portfolio, 63,792 shares............................        1,650,295
* Vanguard LifeStrategy Income Fund, 53,401 shares...........................          686,736
* GrafTech International Ltd. Common Stock, 670,345 shares, par value $.01...        7,005,105
* GrafTech International Ltd. Common Stock, 150,776 shares, par value $.01...        1,595,210
* Participant loans  (6.5%-10.5%)............................................        2,686,567
* Other Receivables..........................................................           32,245
* Contracts with Insurance Companies (UCAR Stable Value Fund)................        6,452,174
                                                                               ---------------
                  Total......................................................  $   111,094,961
                                                                               ===============


* - REPRESENTS PARTY-IN-INTEREST.


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



                          INDEPENDENT AUDITORS' REPORT


To the Plan Administrator of the UCAR Carbon Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the UCAR Carbon Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP

Nashville, Tennessee
June 25, 2002


/s/ Deloitte & Touche LLP
--------------------------

                          INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in the Registration Statement No. 33-95548 of GrafTech International Ltd. (formerly UCAR International Inc.) on Form S-8 of our report dated June 25, 2002, appearing in this annual report on Form 11-K of UCAR Carbon Savings Plan for the years ended December 31, 2000 and 2001.


Deloitte & Touche LLP

Nashville, Tennessee
June 28, 2002


/s/ Deloitte & Touche LLP
---------------------------

                                    SIGNATURE



Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     UCAR CARBON SAVINGS PLAN


Date:  June 27, 2002                 By:  /s/ Corrado F. De Gasperis
     ---------------                    ----------------------------------
                                              Corrado F. De Gasperis


                                     Vice President, Chief Financial and
                                     Chief Information Officer, GRAFTECH
                                     INTERNATIONAL LTD. (Principal Financial
                                     Officer and Principal Accounting Officer)
                                     Chairman of the Savings Plan Administrative
                                     Committee




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